GROUPE CLARINS

02 OCT 21 AM 11:43

82-2960

TELEFAX – PRESS RELEASE

CLARINS GROUP 2002 THIRD QUARTER NET SALES

Group Finan

02055509

Friday 18 October 2002

SUPPL

Dear Sir or Madam,

Please find enclosed the Press Release **(2 pages)** concerning CLARINS Group 2002 Third Quarter Net Sales.

We remain at your disposal for any further information you may require.

Sincerely yours.

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

Pankaj CHANDARANA
Chief Financial Officer

dlw 10/28

Investor Relations Department
Tel. :33 1 46 41 41 25 – Fax : 33 1 47 38 16 87 – E-mail : financials@clarins.net
www.clarins-finances.com or www.clarins.com

GROUPE CLARINS

October 18, 2002

2002 THIRD QUARTER
NET SALES UP 7.3% AT CONSTANT EXCHANGE RATES

NET SALES BY QUARTER				
Consolidated data	2002	2001	Change *(1)*	Like-for-like change *(2)*
	In € million	In € million	In %	In %
1st quarter	228.1	209.6	+8.8	+6.7
2nd quarter	213.9	220.2	-2.9	-1.2
1st half	**442.0**	**429.8**	**+2.8**	**+2.7**
3rd quarter	210.9	203.9	+3.4	+7.3
First nine months	**652.9**	**633.7**	**+3.0**	**+4.1**

(1) At average exchange rates and a non comparable structure basis
(2) On a constant exchange rates and comparable structure basis.

In the third quarter, business at Clarins Group picked up sharply. Net sales increased by an healthy 7.3% at constant exchange rates (+9.7% for the Cosmetics Division). The rebound of the Euro particularly versus the US dollar brought down the increase by 3.9%. Based on average exchange rates, growth was actually at 3.4%.

The Cosmetics Division benefited mostly in the diversification of the Clarins Brand with its new line developed especially for men's skin care, *ClarinsMen*, and in the launch in the United States of Hugo Boss's new masculine fragrance, *Boss In Motion*.

For the first nine months, the activity is recovering with a net sales increase of 4.1% at constant exchange rates (+5.4% for the Cosmetics Division).

The Couture Division is still struggling in rather tough market conditions and posted a decrease in net sales of 19.6% at constant exchange rates.

Thanks to its strong growth, well above prestige cosmetics market increase, Clarins Group continues to gain market shares on a worldwide basis.

NET SALES BY BRAND

Consolidated data	YTD September 30, 2002	YTD September 30, 2001	Change *(1)*	Like-for-like change *(2)*
	In € million	In € million	In %	In %
Clarins	400.3	394.6	+1.4	+2.5
Thierry Mugler	119.2	111.4	+7.1	+7.5
Azzaro	68.1	66.1	+3.1	+4.0
Perfume Distribution	65.3	61.6	+5.8	+8.6
TOTAL	**652.9**	**633.7**	**+3.0**	**+4.1**

(1) At average exchange rates and a non comparable structure basis
(2) On a constant exchange rates and comparable structure basis

NET SALES BY GEOGRAPHIC AREA

Consolidated data	YTD September 30, 2002	YTD September 30, 2001	Change *(1)*	Like-for-like change *(2)*
	In € million	In € million	In %	In %
Europe	403.2	383.5	+5.2	+4.8
North America	161.5	155.8	+3.6	+7.1
Asia	52.7	54.2	-2.8	+1.9
Other	35.5	40.2	-11.9	-10.7
TOTAL	**652.9**	**633.7**	**+3.0**	**+4.1**

(1) At average exchange rates and a non comparable structure basis
(2) On a constant exchange rates and comparable structure basis

GROUPE CLARINS
CLARINS, AZZARO, THIERRY MUGLER

Investor Relations Department
Tel.:33 1 46 41 41 25 – Fax: 33 1 47 38 16 87 – E-mail: financials@clarins.net
www.clarins-finances.com or www.clarins.com